CERTIFICATE OF NOTIFICATION

                                    filed by

               THE SOUTHERN DEVELOPMENT AND INVESTMENT GROUP, INC.

Pursuant to order of the Securities and Exchange Commission dated January 25, 1995, in the matter of File No. 70-8173.
                           --------------------------
The Southern Development and Investment Group, Inc. (Southern Development) pursuant to Rule 24, hereby provides the following information as required by the above-mentioned order:


(a)  Statement of Income

SOUTHERN DEVELOPMENT & INVESTMENT GROUP, INC.
INCOME STATEMENT   (unaudited)

                                                                               NINE MONTHS ENDED
                                                                                SEPTEMBER 1995

REVENUE

Revenue                                                                               $10,444,440
Interest Income                                                                            43,314
                                                                                  ---------------

TOTAL SALES                                                                            10,487,754

EXPENSES
Salaries and Wages                                                                      3,108,500
Rent                                                                                      137,751
Depreciation/Amortization                                                                 112,663
Office Supplies and expenses                                                              635,227
Outside Services Employed                                                               4,345,342
Alabama Power Company                                                                     304,466
Georgia Power Company                                                                   2,254,603
Gulf Power Company                                                                         55,581
Mississippi Power Company                                                                  44,333
Southern Company Services                                                               4,789,285
Maintenance                                                                                57,879
Miscellaneous General                                                                     284,313
Insurance                                                                                   1,867
Taxes Other than Income                                                                    18,029
                                                                                  ---------------

TOTAL EXPENSES                                                                         16,149,839
NET INCOME (LOSS) BEFORE TAX                                                           (5,662,085)

Benefit for Income Taxes                                                                1,981,426

NET INCOME (LOSS) AFTER TAXES                                                         $(3,680,659)


(b)   Balance Sheet

SOUTHERN DEVELOPMENT & INVESTMENT GROUP, INC.
BALANCE SHEET   (unaudited)
September 30, 1995
                                                                                                 SEPTEMBER
ASSETS                                                                              1995

Cash and temporary investments                                          $        101,825
Accounts Receivable:
   Associated companies                                                        1,879,773
   Customers and others, less allowance
      for doubtful accounts                                                    4,296,234
Costs and estimated earnings in excess
   of billings on contracts                                                    3,052,195
Prepaids and other                                                                30,776
Materials and supplies                                                           101,343
                                                                        ----------------
          Total current assets                                                 9,462,146

Investments-Envirotech                                                         1,966,890

Office furniture, fixtures, equipment, and
   leasehold improvements                                                      1,300,919
Less accumulated depreciation and amortization                                 (514,552)
           Net property and equipment                                            786,367

Intangible and other assets, net                                               1,667,060

TOTAL ASSETS                                                                 $13,882,463

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts Payable:
   Associated companies                                                    $     812,510
   Other                                                                       5,459,345
Billings in excess of costs and estimated
   earnings on contracts                                                       1,815,660
Other accrued liabilities                                                      1,149,319
    Total current liabilities                                                  9,236,834

Noncurrent deferred income taxes                                                  39,157
     Total liabilities                                                         9,275,991

Common Stock, par value $1; 500 shares authorized
   and outstanding                                                                   500

Additional paid-in capital                                                     8,286,631

Retained earnings                                                            (3,680,659)
     Total stockholders' equity                                                4,606,472

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                  $ 13,882,463
                                                                            ============


(c)   Cash Flow Statement

SOUTHERN DEVELOPMENT & INVESTMENT GROUP, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995

                                                                                NINE MONTHS ENDED
                                                                                SEPTEMBER, 1995
CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss                                                                             $(3,680,659)
                                                                                      -----------
Adjustments to reconcile net loss to net cash used in
   operating activities:
     Depreciation/amortization                                                           112,663
     Changes in operating assets and liabilities:
       Accounts Receivable                                                            (6,155,771)
       Costs and estimated earnings in excess of billings
       on contracts                                                                   (3,052,195)
       Deferred income taxes                                                             133,156
       Prepaids and other assets                                                        (106,542)
       Accounts payable and other accrued liabilities                                  7,327,522
       Billings in excess of costs and estimated earnings
        on contracts                                                                   1,815,660
                                                                                     -----------
         Total adjustments                                                                74,493
                                                                                   -------------
         Net cash used in operating activities                                        (3,606,166)
                                                                                      ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
         Project Investment                                                           (1,966,890)
         Purchase  of property and equipment, net                                     (2,392,017)
                                                                                      -----------
         Total cash flows from investing activities                                   (4,358,907)
                                                                                      ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Additional capital transfers                                                      2,429,202
     Additional capital contributions                                                  3,080,000
                                                                                     -----------
     Total cash flows from financing activities                                        5,509,202
                                                                                     -----------
INCREASE (DECREASE) IN CASH AND TEMPORARY
  INVESTMENTS                                                                         (2,455,871)

CASH AND TEMPORARY INVESTMENTS AT BEGINNING
  OF YEAR                                                                              2,557,696

CASH AND TEMPORARY INVESTMENTS AT END OF PERIOD                                      $   101,825
                                                                                     ===========

(a) A narrative of activities undertaken during the previous quarter (third quarter, 1995) in each of the following areas:

        (i)     Prototype Energy Management System

           Development has continued market research and product development with respect to evaluation of interactive energy management technologies and is continuing discussions with respect to the acquisition of communications capacity for the required communications system and is developing a pilot project in suburban Atlanta.

        (ii)    Energy Management and Efficiency Services

           Development has continued product development and has engaged in market research with respect to required energy management and efficiency services and projects, but has not engaged in any such project on a commercial basis.

        (iii)   POWERcall(tm)

           Development has continued to work on the development of a business plan for the commercialization of POWERcall(tm). In the interim, it is conducting a pilot project in Birmingham, Alabama which provides power monitoring to approximately 200 Alabama Power customers and a combined power monitoring and home security monitoring to approximately 545 Alabama Power employees and retirees. This past quarter the program was expanded to all Southern Company employees in the state of Alabama.

        (iv)    Research and Development

           Development continued to focus research and development on services which can be offered to improve customer satisfaction with the core electric utility business, including the following: prototype energy management, energy management and efficiency services, power monitoring and home security, home monitoring automation, and energy storage.

        (v)      Energy and Resource Recovery Facilities

           Development evaluated a variety of such projects and with the exception of a potential energy storage project which is still under consideration, Development elected not to participate.

        (vi)     Technical Consulting Services

           Development continued to provide the technical consulting services formerly provided by SEI, including engineering services, transformer testing and repair, environmental testing, and procurement inventory management and joint procurement services.

        (vii)    Licensing of Intellectual Property

           Development continued to provide support for the Good Cents program, including activities related to the Good Cents Environmental Home Program and the Residential Building Energy Program, including technical support and training with respect to Good Cents programs. Development also continued Enerlink product development and activities relating to the licensing of Enerlink and the servicing of such license contracts.

(b) A project-by-project table, covering both the previous quarter and the time period that has elapsed since the date of this order, for each of Development's business activities comparing--

         (i) the amount of the Commission's authorization for such business activity;

         (ii)   the amount of Development's budget for such business activity;

         (iii)  the actual investment expended on such business activity.



                                  COMMISSION'S                1995                3RD QUARTER              INVESTMENT
      BUSINESS LINES             AUTHORIZATION               BUDGET               INVESTMENT #          SINCE INCEPTION#

Prototype Energy                  $175 million            $7.21 million           $.52 million            $.62 million
Management System

Energy Management and             $40 million             $.50 million            $.12 million            $.13 million
Efficiency Services

POWERcall (tm)                    $20 million             $1.49 million           $.21 million            $.23 million

Research and Development          $20 million             $5.46 million           $.50 million            $.55 million
Activities

Energy and Resource               $10 million                 $0.00                  $0.00                    $0.00
Recovery Facilities

Technical Consulting               $5 million                 $0.00                  $0.00                    $0.00
Services

Licensing of                       $5 million             $.74 million           $1.45 million            $1.55 million
Intellectual Property



# - Reflects capital contributions to Development by The Southern Company, and does not include investments made from cash internally generated by Development.

(c) A description of any services received by Development from Southern Company Services and from each of the Southern Operating Companies. This description should contain the dollar value of the services by company and the number and type of personnel used to render the services.

                                    DOLLAR VALUE OF SERVICE   NUMBER OF PERSONNEL       TYPE OF PERSONNEL
        OPERATING COMPANY

Alabama Power Company                       87,057                    N/A*                  Chemists
-Technical Consulting for                                                                  Instructors
Environmental Matters

Georgia Power Company                       380,431                    80             Skilled Technicians,
-Technical Consulting and Repair                                                           Engineers,
of Equipment                                                                             Administrative

Gulf Power Company                           3,153                     1                    Marketing
-Market Research   re.
Interactive Energy Management

Mississippi Power Company                   26,274                     14                  Mechanics,
-Repair of Equipment                                                                     Administrative

Southern Company Services                  1,776,893                 234 **               Engineering,
-Professional & Technical                                                                 Procurement,
Services including:  Finance,                                                        Accounting, Marketing,
Market Research, Information                                                          Information Resource
Resource, Telecommunications,
Accounting, and Engineering
Services

*     N/A - Not available

**   These employees recorded a total of 20,319 hours for the quarter which is the equivalent of 39 full time employees.


(d) A description of any services rendered by Development to any associate company within the Southern System. Development will include a statement as to whether the services were at cost.

        1.  Support of Operating Companies Good Cents Program.
        2. Technical support and training for Residential Building Energy Program (RBEP) software package.
        3. Services associated with developing, deploying and maintaining information based products that facilitate the delivery of competitive pricing options to large accounts. These software products include customer energy use analysis systems, enhanced energy use analysis products for account executives to augment their customer service role, billing system systems for billing large accounts and rate analysis products for use by rate departments for designing, developing and administering new rates. The services include design, development of new software solutions as well as adaptation of existing software programs related to the above applications.

        All services were at cost, except that intellectual property licensed to affiliate companies was for no charge except for the cost of making the property or a copy thereof available, and except for the cost of making required modifications.

(e) A description of customer financing provided by or through Development, including--

         (i) the amount of such financing by type of energy conservation and efficiency equipment; (ii) the accumulative amount of financing outstanding by customer classification; (iii) bad debt write-off incurred during the quarter; (iv) disclosure of the material terms and conditions applying to such financing.


Development has no customer financing.



(f) Amounts and forms of currently effective guarantees of, and similar provisions and arrangements concerning, performance and undertaking of other obligations by Development.

       None.


(g) Amounts and forms of currently effective indemnifications of, and sureties on, bonds or other obligations issued on behalf of Development.

       None.


(h) Amounts and forms of guarantees of, and similar provisions and arrangements concerning, performance and undertaking of other obligations by Development.

       None.


(i) Amounts and forms of indemnifications of, and sureties on, bonds or other obligations issued on behalf of Development.

     None.



                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to the signed on its behalf by the undersigned thereunto duly authorized.


Dated November 14, 1995    THE SOUTHERN DEVELOPMENT AND INVESTMENT GROUP, INC.


                            BY /s/  Tommy Chisholm
                                              Tommy Chisholm
                                                Secretary